                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                 Immunogen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45253H101
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                                 (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                               1401 Walnut Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP No. 45253H101                                          Page 2 of  5  Pages
                                                                       ---
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1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Capital Ventures International
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)      / /
                                                                      -
                                                            (b)      / /
                                                                      -
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     / /
                                                                      -
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   2,347,118
                             --------------------------------------------------
NUMBER OF                    8     SHARED VOTING POWER
SHARES
BENEFICIALLY                       N/A
OWNED BY                     --------------------------------------------------
EACH                         9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                             2,347,118
WITH                         --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,347,118
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 45253H101                                         Page 3 of  5  Pages
                                                                      ---
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                 IMMUNOGEN, INC.

         This Report filed by Capital Ventures International ("CVI") is the fourth amendment of its initial filing on Schedule 13D with respect to the common stock, $.01 par value per share (the "Common Stock"), of Immunogen, Inc. (the "Company").

         This Report relates to sales by CVI of an aggregate of 1,577,890 shares of Common Stock. Such sales took place in open market transactions between June 18, 1997 and January 7, 1998 at per share prices (net of brokerage commissions) of between $0.85 and $1.70.

         Because the shares of Common Stock beneficially owned by CVI were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transactions having such purpose or effect, any future changes in beneficial ownership will be reported on Schedule 13G rather than on this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by the addition of the following at the end thereof:

         "Between June 18, 1997 and October 15, 1997, CVI sold in open market transactions an aggregate of 729,329 shares of Common Stock at per share prices (net of brokerage commissions) of between $1.23 and $1.68. Such sales of Common Stock resulted in the receipt by CVI of aggregate net proceeds of approximately $1,083,375. However, pursuant to the terms of the Company's Restated Articles of Organization and Warrants discussed above, CVI's beneficial ownership percentage remained at 9.9%.

         During the period from July 31, 1997 through January 5, 1998,
CVI converted its remaining 1,100 Preferred Shares (plus accrued dividends thereon) into 1,347,491 shares of Common Stock at Conversion Prices between $0.85 and $1.21 per share.

         The following table sets forth certain information with respect to open market sales made by CVI of shares of Common Stock during the period from December 1, 1997 through January 7, 1998, representing all sales of Common Stock made by CVI during the 60 day period ending on January 7, 1998:

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CUSIP No. 45253H101                                         Page 4 of  5  Pages
                                                                      ---
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

   Date         Number of Shares      Price per Share     Aggregate Sale Price
   ----         ----------------      ---------------     --------------------
  12/1/97             55,000              $1.1311                $ 62,208

  12/3/97              8,000               1.1049                   8,839

  12/4/97              7,500               1.1049                   8,287

  12/5/97            103,800               1.1888                 123,397

  12/8/97             67,100               1.2087                  81,107

  12/9/97             10,000               1.1049                  11,049

  12/12/97             8,000               1.1049                   8,839

  12/15/97            25,000               1.0737                  26,843

  12/16/97            11,000               1.0737                  11,811

  12/29/97            10,000               0.9175                   9,175

  12/31/97            10,000               0.8549                   8,549

   1/2/98             50,000               0.9175                  45,873

   1/5/98            288,500               1.0575                 305,078

   1/6/98             30,000               1.2966                  38,898

   1/6/98            100,000               1.3238                 132,375

   1/7/98             64,661              $1.7022                $110,069
                     -------                                     --------

   Total             848,561                                     $992,397



         As of January 7, 1998, CVI held (i) no shares of Common Stock and (ii) 2,347,118 Warrants. Based on the 24,884,325 shares of Common Stock outstanding on February 10, 1998, as reported in the Company's Form 10-Q, dated February 17, 1998, CVI held 8.6% of the outstanding shares of Common Stock.

         To the best knowledge of CVI, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock other than through their ownership interest in CVI. Neither CVI, nor to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the 60 day period ending on January 7, 1998, other than CVI's sale of an aggregate of 848,561 shares of Common Stock as described herein."

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CUSIP No. 45253H101                                         Page 5 of  5  Pages
                                                                      ---
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            CAPITAL VENTURES INTERNATIONAL

                             By:      Susquehanna Advisors Group, Inc.
                                      (f/k/a Bala International, Inc. and
                                      Arbit, Inc.), pursuant to a Limited
                                      Power of Attorney, a copy of which was
                                      filed with the initial filing of this
                                      Statement on Schedule 13D


                                      By:     /s/ Arthur Dantchik
                                              ----------------------------------
                                                Arthur Dantchik, President

                                      Date:    April 8, 1998
                                              ----------------------------------